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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             Belair Enterprises, Inc.
            (Exact name of Small Business Issuer in its charter)



                NEVADA                                   98-0194067
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)

16th Floor, 25A, Fontana Gardens, Tai Hang Road
Causeway Bay, Hong Kong
(Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code: 852-9156-8865



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and
anticipated trends in the Company's business and demographics.   These
forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Company's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.







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ITEM 1.   DESCRIPTION OF BUSINESS

A. The Company was incorporated on May 11, 1998, in the State of Nevada The Company was formed to serve as a holding company for one or more operating subsidiaries to start-up and/or conduct business of consultation, acquisition and joint venture programs with corporate entities doing business nationally and internationally, throughout the world.

The Company currently has two wholly owned subsidiary, Bickmore
Holdings, Inc., a Commonwealth of the Bahamas company and Tampa Bay Investments Limited, a British Virgin Island company.

Tampa Bay Investments Limited ("Tampa")
Tampa was incorporated in British Virgin Island in May 1999.   In
August 1999, Tampa entered into a letter of intent to acquire a 49% interest for $11,500,000 with an option to acquire a further 2% interest for no more than $1,500,000 in Guangzhou South China Telecommunications Investment Corporation, a China telecommunications
company.   The letter of intent does not have a specific closing date
as a number of conditions must first be completed.   On June 28, 1999,
the Company issued 250,000 restricted common shares at $2.00 per share
as earnest money under the letter of intent.   These shares are
currently held in safe keeping by the Company's attorneys. The Company also advanced $315,000 on October 4, 1999 as partial payment on the
acquisition.   If the acquisition is not completed, the $315,000 is
fully refundable.   Tampa and the Company intend to finance the
acquisition through the issuance of convertible debentures or issuance
of common shares in the Company.   The Company may be required to loan
the China telecommunication company $3,000,000 at terms to be determine.

Bickmore Holdings, Inc. ("Bickmore")
Bickmore is in the business of investing in the telecommunications industry, particularly with regard to wireless technology and related products and/or services, in the People's Republic of China ("PRC").

Bickmore is a company incorporated under the Laws of the Bahamas on 13th February 1998. Bickmore maintains offices in Hong Kong. The Hong Kong office manages all Asian investments. The Hong Kong office address is 16th Floor, Flat 25A, Fontana Gardens, Causeway Bay, Hong Kong.

Through joint ventures with Chinese partners, Bickmore plans on investing in the manufacturing and development of telecommunications equipment in the PRC.

Bickmore's management has identified the PRC as having a significant untapped requirement for telecommunications equipment and infrastructure. As the country's economy continues to grow and as foreign investment becomes increasingly important, so does its telecommunications infrastructure. Bickmore's management sees the strong economy in PRC and government commitment to expanding telecommunications infrastructure as creating an opportunity to capitalize on the huge market potential for wireless telecommunications.

Bickmore will concentrate its efforts in Guangdong Province located in southern PRC and which borders on Hong Kong. Its major city, Shenzhen, has been designated an economic development zone. As such, this region has seen incredible economic activity and foreign investment since its designation in 1980. The population has grown 80-fold in just 18 years. Business activity in the region has prompted a huge need and demand for all forms of telecommunications.

Bickmore's proposed acquisition: Zhanjiang Casonic Electronic Co. Ltd.
("Casonic")

Bickmore is in the final stages of completion of the acquisition of Casonic. The companies have signed acquisition contracts on June
22,1999.

Bickmore intends to acquire 60% of the company for a total price of US$4.7 million. The acquisition will be made through a sino joint venture between Bickmore, Zhanjiang Ministry of Post and Telecommunications and Kartek Holdings Ltd. The acquisition price is at a price / earnings ratio of four.


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Bickmore will pay US$2.3 million in cash with the balance being financed by the cash flow of Casonic through the collection of accounts receivables outstanding. The US$2.3 million will be raised through equity or debt financing.

Casonic is located in Zhanjiang , Guangdong China. The company has been in operations since 1995 and has approximately 1,000 employees. Casonic has produced over 10 million phones over the last 15 years all for the domestic Chinese market. This equates to 10% of the overall phones produced in China by domestic manufacturers over the last 15 years. Casonic is a brand name that is recognized in many parts of China.

Casonic is a vertically integrated company. The production facilities include plastics molding, printing and assembly departments. All facilities are located on its own premises with over 200,000 feet of production space. Casonic is capable of producing up to three million telephone sets per year.


Market Value of Zhanjiang Casonic

Nelson Wheeler RSM , an international Certified Public Accounting firm in Hong Kong, prepared a due diligence report dated October 31,1998. After adjustments for differences in Chinese and US GAAP accounting practises and various other adjustments, the unaudited net asset value of the company was US$800,000.

C.Y. Leung & Company Limited, International Surveyors, Real Estate Agents, Valuers & Auctioneers, prepared a valuation report on the market value of the real estate properties held by Casonic. Based on the report dated January 1999, Casonic holds real estate properties worth US$3.75 million.

Richards Butler, a Hong Kong based international law firm, has given the opinion that the acquisition of Casonic is legal under the current PRC laws. Richards Butler was also responsible for the drafting of the acquisition contracts.

The Product

The Company through Casonic intends to further the development of new technology in the production of hi technology telephone handsets such as DECT telephones. The Company will enter into strategic relationships with technology holders to import new products into the PRC.

Bickmore will invests in new equipment so that the hi technology phones can be produced at the factory in Zhanjiang.

The Competition

The telephone market in the PRC is very competitive as there are many manufacturers of telephone products. Pricing of the products are still relatively high as compared to exports of the telephone products.

Bickmore's proposed acquisition: Kingtone Cable Enterprises Ltd. -
"Kingtone"

Bickmore is in final stages to acquire Kingtone. Acquisition contracts were signed on June 22,1999 with amendments to the acquisition price on November 2,1999.

Bickmore intends to acquire 60% of the company for a total price of US$2.5 million. The acquisition will be made through a sino joint venture between Bickmore, Zhanjiang Ministry of Post and Telecommunications and Kartek Holdings Ltd.

Bickmore will pay US$1.25 million in cash with the balance being financed by the cash flow of Kingtone through the collection of accounts receivables outstanding. The US$1.25 million will be raised through equity of debt financing.

Kingtone was established in 1995 to produce telephone communications cables. The main product is the copper coax telephone cables and is available in many different gauges. All cable products are sold to the various telephone ministries around the PRC. Kingtone has 318,000 feet of production space all housed on one site.



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Market Value of Kingtone

Nelson Wheeler RSM , an international Certified Public Accounting firm in Hong Kong, prepared a due diligence report dated October 31,1998. After adjustments for differences in Chinese and US GAAP accounting practises and various other adjustments, the unaudited net asset value of the company was US$2.8 million.

C.Y. Leung & Company Limited, International Surveyors, Real Estate Agents, Valuers & Auctioneers, prepared a valuation report on the market value of the real estate properties held by Casonic. Based on the report dated January 1999, Kingtone holds real estate properties worth US$4.64 million.

Richards Butler, a Hong Kong based international law firm, has given the opinion that the acquisition of Kingtone is legal under the current PRC laws. Richards Butler was also responsible for the drafting of the acquisition contracts.

The Product

Bickmore intends to develop the fiber optics cable and preform manufacturing in the PRC. Through a joint venture with a US based technology company, Bickmore intends to set up a fiber optics preform and cable manufacturing facility in Zhanjiang.

The fiber optics market in the PRC is growing exponentially over the next ten years. According to experts from the Ministry of Information Industry of China, the demand for optical fiber and cable will continue to grow in the next ten years. It is expected that by the year 2000 the annual demand for optical fiber will reach 6 million kilometers and the demand for cable will exceed 300,000km.

In 1998, the total market for fiber optic communication systems and equipment in China exceeded US$1 billion and it will grow to US$2 billion by the year 2010 according to the Director General of the Telecom R&D Centre at Beijing University of Post and Telecommunications.The fiber optics core and cable factory have an estimated cost of between US$20 million and US$35 million including plant and equipment.




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Tampa Bay's proposed Joint Venture: Guangzhou South China
Telecommunications Investment Corporation ("South China")

Tampa Bay is in the process of raising funding for the joint venture agreement signed with South China. Tampa Bay intends to set up a sino joint venture with South China with Tampa Bay holding 49% of the company.

Guangzhou South China Telecom Investment Co. is one of the 15 shareholders of China United Telecommunications Corporation Limited, commonly known as "China Unicom". GSCT has a strong foothold in the Chinese telecommunications market and has the expertise to operate and expand further into the telecommunications businesses such as CDMA cellular manufacturing and operation, internet telephony and cable television networks as well as Web television projects.

Combining the efforts of the newly formed joint venture and the Zhanjiang factories that Belair is in the process of acquiring, Belair Enterprises Inc. and Guangzhou South China Telecom Investment Co. is poised to gain market share in the Chinese telecommunications market with their products and services.

A legal due diligence has been completed by Richards Butler in Hong
Kong.

BUSINESS OF THE COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES

Company Goals and Objectives

To provide better quality and higher technology telephone products to the people of the PRC.
To expand by acquiring new technologies and products and develop them in the PRC
To seek long term partners to develop the PRC market
To diversify into other related telecommunications industries


The Company does not expect to be dependent on any suppliers for any essential raw material, energy or other items. There are no existing supply contracts.

ECONOMIC ACTIVITY IN THE PEOPLE'S REPUBLIC OF CHINA

The People's Republic of China

The People's Republic of China (the "PRC"), is the third largest country in the world with a total land area estimated at 9.572 million square kilometers. The official language is Mandarin.

The population of the PRC is estimated at 1.2 billion people, 80% of whom live in the eastern half of the country. At the end of 1992, approximately 25% of the population resided in cities.

The government is organized pursuant to the Constitution. The National People's Congress (NPC), is the supreme legislative body and the Constitution provides for the election of members to the NPC and provides for the legalization of private companies and the rental of land use rights.

When the NPC is not in session, the Standing Committee carries out the duties of the NPC and supervises the State Council which is responsible for state administration. The State Council is headed by the Premier and is composed of departmental ministers, vice-premiers, and state councilors. The State Council is responsible for the operation of all ministries and commissions at the state level and the state administrative agencies at the local levels. An estimated sixty ministries, commissions, and "adhoc" organizations, together with The People's Bank of China, are under the administration of the State Council.

The PRC is administratively divided into provinces, autonomous regions, and government-controlled municipalities. The provinces and autonomous regions report directly to the State Council while the municipalities are administered by the Central PRC government (Beijing, Tianjin, and Shanghai). The autonomous regions are Inner Mongolia, Guangxi, Ningxia, Xinjiang, and Tibet. The provinces, autonomous regions, and government-controlled municipalities, in turn, are divided into


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prefectures, autonomous prefectures, counties, autonomous counties, and municipalities and townships. Local congresses exist at the provincial, county, municipal, and certain autonomous prefecture levels.

Although the NPC is the supreme legislative body in the PRC, it operates under the leadership of the Communist Party of the PRC, which has a central committee consisting of 175 full members.

Economic Development

The Chinese central government is in the process of changing from a centrally planned collective economy, with limited private ownership, into a "Socialist market economy"; as a result, economic initiatives are in a state of change. During the late 1980's and early 1990's, economic growth and change were substantial.

The PRC's "open door" policy and economic reform programs were formally adopted at the Third Plenary Session of the Party Central Committee of the 1 1 the National Party Congress in December, 1978. This marked a shift in the PRC economy from a rigid centralized system to a more decentralized economy, which included a reopening of foreign trade. Although the initial reform programs embraced comprehensive policies and long-term objectives, implementation has occurred gradually over the past fifteen years. The reform programs are intended to transform the economy into a market-oriented economy with an effective control system, a modern enterprise system and an equitable system of income distribution and social security.

China has developed and operated a centrally-planned economy, managed in part through a series of five-year economic and social development plans formulated by the State Council. Each five-year plan sets overall agricultural, industrial, financial, and other economic and social development targets. In implementing the five-year plans, the State Planning Commission establishes specific annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets, and approves major projects. Currently, there exists a five-year economic plan covering the period from 1991 to 1995, and a ten-year plan which covers the period to 2001.

Over the five-year period to 1993, the PRC experienced significant economic growth stimulated by the government's continued implementation of the economic reform policies initiated in 1978. Between 1988 and 1992, the annual real growth of gross national product was 8.1%. During the same period, gross domestic product growth averaged 8.1% per year and national income rose at an annual rate of 8.4%, supported by gains in industrial and agricultural gross output of 15.6% and 4.9% per year, respectively. Between 1988 and 1992, average income including non-wage income, increased by 23% in urban areas and 17.9% in rural areas.

Foreign capital investment, including foreign loans and direct foreign investment, increased from $10.2 billion in 1988 to $19.2 billion in 1992. During this same period, the aggregate of total imports and exports increased from $102.8 billion to $165.6 billion.

The PRC, historically, has had an agrarian economy. In 1992, approximately 74% of the labor force lived in rural areas. Since 1949, the government has fostered growth in industry and the construction sectors but recently, the services sector, including commerce, transportation, telecommunications, entertainment, tourism, and banking, has experienced substantial growth. In 1992, industry and construction accounted for approximately 48% of the gross domestic product; agriculture accounted for approximately 24%; and the services sector accounted for 28%. In 1992, China was the world's eleventh largest economy and the second largest in Asia in terms of GDP.

As a result of early initiatives to encourage growth through various means during the early 1990's including foreign investment, the economy "overheated" and several major cities experienced inflation of more than 20%. The central government has taken steps to restrain the pace of economic development and control inflation.

Some of the more recent measures instituted by the PRC central government include:
General


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Development and implementation of a new legal framework.  The concept of contract law in the PRC is vague. Governance is sometimes by regulations which are not publicized; a company may not know the rules under which it may operate;

Passage of a new business incorporation law effective July 1, 1994; Passage of a new income tax law on December 29, 1993, which was applicable to foreign enterprises effective January 1, 1994;

Introduction of new foreign exchange controls which were effective
March 31, 1994.

Import and Trade

A proposal by the central government to implement a phased reduction of import tariffs to an average of approximately 15%;

An undertaking by the government to release all documents about import and export management and to apply only those and regulations that are in the public domain as opposed to applying informal rules that are not available to foreign companies.

Economic Structure

The principal participants in the economy are state-owned enterprises which are wholly-owned by the people acting through the government; collective enterprises owned by local groups for which the government is not responsible for wages or similar obligations; businesses operated by private individuals; joint-stock companies, including those subject to varying degrees of state ownership; and enterprises owned at least 25% by foreign individuals or companies. In 1992, state-owned enterprises, located mostly in urban areas, accounted for approximately 48% of the PRC's total industrial gross output value, while collectively-owned enterprises, predominantly located in rural areas, accounted for approximately 38%.

Although increasing in absolute terms, gross industrial output value contributed by state-owned enterprises has been declining in percentage terms due to the rapid growth of other sectors. The fastest growing sectors of the economy have been joint-stock companies, foreign invested companies, and cooperative enterprises, with privately-owned enterprises and collectively-owned enterprises also growing rapidly. Township and village enterprises, a form of small-scale collectively-owned enterprise developed primarily in townships and rural areas after the 1978 reform, accounted for approximately 97% of the industrial gross output value of all collectively-owned enterprises in 1992.
These have been a vibrant segment of the economy with the total gross industrial output value increasing from 25% to 37% of the PRC total over the period from 1988 to 1992.

On January 1, 1994, the PRC government implemented a managed-floating-rate system under which the currency, called Renminbi, though still not freely convertible, is allowed to float within limits against other currencies based on market forces. Several new tax regulations came into effect on January 1, 1994 that are designed to introduce uniformity, simplicity, and fairness into the taxation system and to clarify the fiscal relationships between the PRC government and state-owned enterprises and between the central and local governments.

Foreign Investment

As part of its reopening to foreign trade in 1978, the PRC embarked upon a policy of allowing foreign investors to establish certain types of business enterprises in the PRC. Since then, a broad range of related laws, administrative rules and regulations have been adopted that provide a framework within which foreign investment activities can be effectively conducted and regulated. Up to 1994, over 180,000 foreign enterprises have come into existence.

Such foreign enterprises have taken one of three forms; equity joint-ventures, cooperative joint-ventures, and wholly foreign-owned enterprises.


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Equity Joint-Ventures

An equity joint-venture is a limited liability company, incorporated and registered in the PRC, with a foreign entity as one party and a PRC entity as the other party. An equity joint-venture is a PRC legal entity which has the right to own, use, and dispose of personal property. The parties share in the investment risk and profits of the joint-venture in proportion to their respective contribution in same. At the end of the joint-venture period, the Chinese partner typically has the option to purchase the foreign partners' share in the joint-venture at fair market value.

Cooperative Joint-Ventures

In contrast to equity joint-ventures, cooperative joint-ventures are not necessarily PRC legal entities, although many have such status. If a cooperative joint-venture is not a PRC legal entity, each PRC and foreign party is responsible for paying its own taxes on profits derived from the venture and bears its own liability of risks and losses. Parties may use equipment, materials, and services as investments without such contribution being expressed in monetary terms and accordingly, may determine any method of profit distribution as they see fit. At the end of the cooperative joint-venture period, the foreign partner typically turns over its interest in the venture to the PRC partner who assumes complete control of the operations.

Wholly Foreign-Owned Enterprises

A wholly foreign-owned enterprise is owned completely by one or more foreign investors using their own capital and does not involve any PRC parties. The enterprise is a PRC legal entity under PRC law and must generally be an enterprise, which either utilizes advanced technology or which exports 50% or more of its products. The establishment of wholly foreign-owned enterprises is restricted or prohibited in certain specified business sectors such as media, trading companies, banking, insurance and telecommunications.

The Chinese government affords flexibility to foreign parties in managing such enterprises, including latitude in hiring and firing of workers, in setting levels of wages and systems of bonuses and allowances, in purchasing raw materials, and in marketing products.

General Issues

Attracting qualified staff for joint-venture operations can mean higher wages and operating costs than existing domestic Chinese operations. Nevertheless, compared to other developing countries, wage rates are considerably lower for joint-venture operations and typically range between $60 and $120 per month.

Joint-ventures usually involve a PRC entity and foreign partners and typically are established to generate foreign exchange earnings. Investments are controlled, resulting in a need for numerous documents, studies, and certificates. Export market potential and technologically advanced ventures tend to be favored. There can be restrictions on involvement in some industries as well as on specific aspects of a venture's operation. Trade, currency, and other regulations must be observed and documented. Foreigners are usually expected to supply capital, technical expertise, management skills, and technology. Tax incentives, material sourcing, and foreign exchange exists for some investments. The Chinese partner usually has supervisory authority with respect to the joint-venture's operations, however, the joint-venture company's Board of Directors decides all major issues, including the determination of policy relating to the distribution of profits.

Profit allocation is generally proportional to a partner's share of the registered capital and distributed according to the contract and articles of association of the venture. Most joint-ventures are for periods ranging from ten to thirty years, with most being fifteen years.

Business structures in the PRC use the concept of registered capital. This is the value contributed by partners and registered with Chinese authorities. Capital may be cash or, tangible or intangible assets, and is treated similarly by all joint-venture types. Value placed upon the capital depends upon the official exchange rate and the valuation agreed to by the partners or their jointly appointed valuator.


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The fiscal year for Chinese regulatory reporting is the calendar year.
Accounting books and statements must be kept in Chinese. Unaudited quarterly accounts and audited annual accounts must be submitted to the authorities. General tax rates on profits for joint-ventures usually are as follows:

Years one and two            zero
Years three to five        16 2/3%

Beyond year five, taxes are usually 33% of profits although special incentives exist for some locations, technologies, and industries. Taxes may be refunded on profits reinvested in China. Losses may be carried forward five years. Double taxation treaties exist with many nations.

Foreign Exchange

All foreign exchange movements in and out are subject to the approval of the People's Bank of China and the State Administration of Exchange Control (SAEC). Foreign currency loans from overseas banks must be registered with the SAEC. All foreign investments in the PRC must establish both local currency (Rmb) and foreign exchange accounts with the Bank of China. All receipts and disbursements of foreign exchange must pass through these foreign exchange accounts.

Foreign investors may repatriate capital but must go through a clearing process. Capital may be repatriated during operating periods if all parties agree and if all prior years' losses have been cleared, taxes have been paid, and contributions have been made to staff bonus and welfare funds, the enterprise funds, and the general reserve fund.

Prior to 1994, not only were two legal currency exchange rates in existence in China, but also, two units of currencies, the Foreign Exchange Certificate (FEC) and the Renminbi (Rmb). Foreigners and/or tourists entering China, had their foreign money exchanged for FEC's using the Official Rate. This Rate also applied to most government businesses. Commercial enterprises and all other trades, which account for over 90% of the money transactions, were conducted using the Swap Rate. In 1993, the Official Rate to the U.S. dollar was 5.6 FEC: $1.00 U.S., whereas the Swap Rate was 8.8 Rmb: $1.00 U. S.

Since January 1, 1994, the FEC has been discontinued and the official unit of Chinese currency is the Rmb. The 'old' Official Rate is no longer used and all currency conversions are now transacted at the Swap Rate, which floats in a narrow range.

The unification of the two rate system into one is China's effort to facilitate the move to have its currency traded in the international monetary marketplace. As China strides to become a major international trading partner, it is only a matter of time when its currency will find a place in the world money market. In Hong Kong, the Rmb is now readily accepted for value in many stores and convertible into most world currencies at major financial institutions.

Zhanjiang , Guangdong Province

Zhanjiang is a sea side city with a natural deep water port. It is located in the southwest part of Guangdong Province. Zhanjiang is one of the fourteen economic development zones approved by the State Council in Beijing. Zhanjiang lies in surrounded by three coastal provinces of Guangdong, Hainan and Guangxi.

Zhanjiang offers offers the shortest sea route from China to countries like Vietnam, Singapore and other Southeast Asia destinations.
Zhanjiang has its own airport and a railway system that connects it to all parts of China.

Letters of Intents.

On April 14, 1999, the Company entered into a letter of intent to acquire a majority interest in an Internet software development company
in Kuala Lumpur, Malaysia.   The letter of intent gives the Company an
exclusive period to acquire The MediaShoppe SdnBhd subject to the completion of the due diligence. The accounting firm of Hanifah Teo & Associates in Kuala Lumpur have been engaged in the due diligence which was completed in October, 1999. Negotiations on the acquisition terms are currently being conducted.

In June 1999, the Company entered into a letter of intent to purchase 60% of Zhanjiang Casonic Electronic Industrial Company Limited, a telephone manufacturing company in Zhanjiang, China for approximately
$4,390,000.   The Company has completed its due diligence and is
currently negotiating an adjustment to the purchase price. The closing was originally set at September 30, 1999 but has been verbally extended
indefinitely.   The Company intends to finance the purchase by issuing
convertible debentures and/or common shares.

In June 1999, the Company entered into a letter of intent subject to certain conditions to purchase 60% of Zhanjiang Kingstone Cable Enterprises Limited, a cable manufacturing company in Zhanjiang, China
for approximatley $3,500,000.   The Company has completed its due
diligence and currently negotiating an adjustment to the purchase price. The closing was originally set at September 30, 1999 but has
been verbally extended indefinitely.   The Company intends to finance
the purchase by issuing convertible debentures and/or common shares.

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.


Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products and services will be dependent on, among other things, market acceptance of the Company's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products and services, the Company's business operations, upon commencement, may be adversely affected by the Company's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.

For the three months ended July 31, 1999, the Company issued 500,000 common shares for $325,000 resulting in net cash provided by financing activities of $325,000.

For the three months ended July 31, 1998, the Company received $41,500 from the sale of its common shares resulting in net cash provided by financing activities.

For the period from inception to April 30, 1999, the Company sold its common shares for net proceeds of $670,000. As a result, the Company had net cash provided by financing activities of $697,000 for the period from inception to April 30, 1999.

The Company had net cash used in investment activities of $(263,905) in its investment in Guangzhou South China Telecommunications Investment Co.

For the three months ended July 31, 1999 and 1998, the Company had no investing activities.

For the period from inception to April 30, 1999, the Company had no investing activities

Results of Operations.   For the three months ended July 31, 1999, the
Company had a net loss of $119,703.   The Company did not have any
revenues for that same period.   For the three months ended July 31,
1999, the Company paid bank changes of $39, consulting fees of $34,000, legal and accounting expenses of $65,801, wages of $19,000 and experienced exchange gains of $863.

For the three months ended July 31, 1998, the Company had a net loss of
$40,045.   The Company did not have any revenues for that same period.
For the three months ended July 31, 1998, the Company paid bank changes of $45, management fees of $30,000 and legal expenses of $10,000.

For the period from inception to April 30, 1999, the Company had a net
loss of $740,706.   The Company did not have any revenues for that same
period.   For the period from inception to April 30, 1999, the Company paid bank charges of $3,410, travel expenses of $43,963, professional fees of $162,730, general expenses of $15,905, consulting fees of $356,720 and other fees of $157,978.

Plan of Operation. The Company is not delinquent in any of its obligations even though the Company has generated no operating
revenues.   However, the Company continues its efforts to raise
capital.   The Company does not currently have sufficient capital to
expand operations for the next twelve months and will have to raise additional capital to meet its business objectives as well as 1934 Act
reporting requirements.   The Company intends to pursue its business
plan and meet its reporting requirements utilizing cash made available from advances revenues from its subsidiary and the private and future
public sale of its securities.   The Company's management is of the
opinion that revenues from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

Other than described above, the Company does not expect significant changes in the number of employees during the next twelve months.

On a long-term basis, the Company's liquidity is dependent on expansion of operations, revenue generation, additional infusions of
capital and potential debt financing.   The Company management believes
that additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain the needed additional equity or debt financing in the future.

Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues. Successful implementation of this plan is expected to mitigate any extraordinary expenses related to the Year 2000 issue. The Company has a reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial conditions. The plan is that the Company has or is installing all new information technology systems, including computer hardware and software which are Year 2000 compliant. This is the first generation of equipment and software for
the Company since it has just recently begun operations.   The cost of
complying with any Year 2000 issues is deemed to be immaterial due to
the state of development the Company is currently in.   Additionally
all contractors will be required to prove compliance to relevant Year 2000 issues prior to commencing work for or with the Company.

The Company plans to contact all material customers, vendors, suppliers and non-information technology suppliers (if any) regarding their Year
2000 state of readiness.   This process will be conducted over the next
six to nine months. No assurance can be given that the Year 2000 compliance plan will be completed successfully by the Year 2000. The Company's current contingency plan is simplistic and involves operating on a manual basis for a short period of time without interruption of service or quality.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices consist of approximately 300 square feet, located at 16th Floor, 25A, Fontana Gardens, Tai Hang Road,
Causeway Bay, Hong Kong.   The offices are provided free of charge to
the Company by Zhanjiang Kingtone Caqble Enterprises.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently 7,371,000 Common Shares outstanding.   The
following tabulates holdings of shares and other securities of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                        Shareholdings

                                                     Percentage of
                              Number & Class(1)       Outstanding
Name and Address                  of Shares          Common Shares

William W.M. Ko
16th Floor, 25A
Fontana Gardens
Causeway Bay, Hong Kong           312,000                  4.23%

Jack Augsback
580 Village Boulevard
Suite 140
West Palm Beach, FL 33409              0                       0%

Michael Tan
1344 Whitby Road
West Vancouver, BC Canada        377,000                    5.11%

William Lai
Block J, 17F
International industrial Centre
Shatin, Fo Tan, NT
Hong Kong                        500,000                    6.78%

Directors and Officers
  as a group
   (2 persons)                   312,000                    4.23%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for Directors of the Company.  The Board of Directors has
primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions.  The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Company.    Directors receive no cash compensation or fees for their
services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 1999.

The Executive Officers and Directors are:

Name                          Position                Term(s) of Office

William W.N. Ko, age 32   President, Chief Executive     November 1998
                         Officer,
                         Secretary Chief Financial     January 6, 2000
                         Director, Controller              to present


Jack Augsback, age 56           Director                  July 1999

William Ko and Allan Seet will devote approximately 100% of their time to the business.

Mr. Ko is serving a five year term as a director.   Mr. Augsback is
serving two year terms as directors.

RESUMES

Willliam W.N. Ko.   From November 1998 to present, Mr. Ko has been
President, Chief Executive Officer and Director of the Company.   From
April 1997 to April 1998, Mr. Ko was a Director of APAC
Telecommunications Corporation, a telecommunications company.   From
January 1994 to April 1997, Mr. Ko was a Director and Manager of BC
Garment Factory Limited, a clothing distributor.   Mr. Ko graduated in
1989 from the University of British Columbia, Vancouver, Canada with a
Bachelor of Commerce degree in Accounting.   He obtained the Canadian
Certified Management Accountants designation in 1995.

Jack Augsback.   Mr. Augsback has been a director of the Company since
July 1999.   For the last five years, Mr. Augsback has been President
and Chief Executive Officer of Jack Augsback & Associates, Inc., Jack Augsback & Co., Inc. and Managing Partner of Jack Augsback & Co. LLC. These companies are all in the financial consulting and investor
relations business.   Mr. Augsback graduated from Miami University with
a Bachelor of Science degree in Economics.   He received a MBA in
Quantivie Economics from the Miami Graduate School of Business and MBAs in Finance and Economics from the St. Moritz University.

Remuneration.   During the year ended April 30, 1999, the Company was
charged $36,000 for management services by William Ko, an officer and a
director of the Company, of which $9,000 was payable at year end.   In
July 1999 the Company entered into an employment contract with this individual to continue providing services to the Company for a minimum
of $143,000 per annum for five years.   The contract may be terminated
by either party with 6 months notice.   Under the terms of employment,
Mr. Ko is entitled to 500,000 stock options annually for 5 years.
These options are exercisable at $.50 per share.   The option to
acquire shares, if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

During the year ended April 30, 1999, the Company was charged $32,000 for management services by Michael Tan, a shareholder of the Company,
of which  $8,000 was payable at year end.   in July 1999, the Company
entered into an employment agreement with this individual to continue providing management services to the Company for a minimum of $104,000
per annum for five years.   The contract may be terminated by either
party with six months notice. Under the terms of employment, the shareholder is entitled to 500,000 stock options annually for five
years.   These options are exercisable at $.50 per share.   The option
to acquire shares, if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

Jack Augsback, a director of the Company shall receive 225,000 stock options to purchase shares of the Company upon assisting the Company in
raising $4,000,000 in financing.   The stock options shall be
exercisable at $.50 per share for a period of five years.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Constract.   On May 12, 1998, the Company entered into a
management contract with Joist Management Ltd. under which Joist Management Ltd. would provide administrative and general office services to the Company at a rate of $10,000 per month until May 31,
1999, unless terminated with 5 days notice by either party.   Current
management believes none of the shareholders, directors or officers of
Joist Management Ltd. are shareholders of Belair.   In November 1998,
the contract was terminated.   The Company paid a total of $120,000 to
Joist Management Ltd. from may 1998 to November 1998 for its management services.

Consulting Fees to Shareholders.   In November 1998, the Company paid
consulting fees totally $97,500 to two shareholders of the Company. The shareholders provided services to the Company.

During the year ended April 30, 1999, the Company paid a consulting fee of $50,000 to APAC Telecommunications Corporation, a company with common shareholders and directors.

During the year ended April 30, 1999, the Company paid a fee of $157,978 to Joist Management Ltd., a company which current management believes may have common shareholders or be related to prior management or connect to Joist Management Ltd.

On April 30, 1999, the Company purchase 100% of Bickmore Holdings, Inc. from a relative of Wiliam Ko, a director of the Company for $1.00. Bickmore holdings, Inc. did not have any assets, liabilities, revenue or expenses as of April 30, 1999.

On November 10, 1998, the Company entered into an agreement with Jack Augsback & Company, a company controlled by Jack Augsback who become a director of the Company on July 21, 1999. Under this agreement, Jack Augsback and Company would provide sources of corporate financing to the Company in exchange for the payment of finders fees on the successful completion of any financing transactions brought in by Jack
Augsback and Company.   The agreement terminates on December 31, 1999


ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of
the Company's Certificate of Incorporation and Bylaws, as amended.
Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Shares. The Company's articles of incorporation authorize it to issue up to 30,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of the Company are entitled
to voting rights. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Interwest Transfer Company, Inc., Salt Lake City, Utah acts as the Company's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock began trading on November 10, 1998.   Until
October 7, 1999, the Company's Common Stock was listed for trading under the symbol "BLAI" in the over-the-counter market on the OTC Bulletin Board maintained by the NASD. After that date, the Company's Common Stock has been listed on the "pink sheets."

The following table sets forth the range of high and low bid quotations for the Company's common stock for each quarter since the Company commenced trading as reported on the NASD Bulletin Board by the
Company's market makers.    The quotations represent inter-dealer
prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

        Quarter  Ended                   High  Bid              Low Bid
              January 31, 1999              -                       -
              April 30, 1999             $1.50                  $2.3125
              July 31, 1999              $.625                  $.6875
              October 31, 1999           $.375                   $.375

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of October 31, 1999, the number of shareholders of the Company was
44

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Company authorized the issuance of 1,500,000 Common Shares at $.001 per share (an aggregate of $1,500 cash) to the following:

Name                      Amount of Shares
Terry Woo                    500,000
Haliun Hongorzul             250,000
Tak Hing Lam                 250,000
Siu Hing Chan                250,000
Chiam Ai Ngoh                250,000

These issuances were made pursuant to an exemption from registration
under Section 4(2) of the Securities Act of 1933.   These issuances
were made to sophisticated investors who had an ongoing relationship with the Company.

During May 1998, the Company pursued an offering of 4,000,000 Common
Shares at $.01 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $40,000 cash.

Name                      Amount of Shares
Enrique Yon                   260,000
Khin Chong                    250,000
Hsiao Wei Li                  250,000
Kam Chun Hui                  260,000
Sui Tong Chan                 260,000
Kwok Tim Leung                260,000
Chi Jen Chen                  250,000

Lillian Wong                  230,000
Tun Sze Tang                  230,000
Kum Peng Lee                  230,000
Richard Tan                   230,000
Choilon Khulan                260,000
Kar Chun Chow                 260,000
Rita Meiyi Fang               260,000
Anna Fon                      250,000
Sodgerel Suren                260,000

During July 1998, the Company pursued an offering of 67,000 Common
Shares at $3.00 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $201,000 cash.

Name                     Amount of Shares
Mun Soo Chun                   2,000
Wendy Yu                       2,000
Joanne Wood                    2,000
Justina Mark                   2,000
Benjamin Ka Yuen Cheng         3,000
Hitomi Gilliam                 1,000
Sue Kah Wone                   5,000
Suyan Ponich                   3,000
Richard Hung Fai Kwan          3,000
Kum Peng Lee                   7,000
Chi Jen Chen                   7,000
Bailey Wang                    8,000
Lillian Wong                   8,000
Philip Wong                    8,000
Dr. Shuryo Nakai               1,000
Kam Chun Hui                   2,000
KY Matthews                    3,000

In December  1998, the Company pursuant an offering of 130,000 Common
Shares at $2.80 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $364,000

Name                    Amount of Shares
Lim Cher Kia                 100,000
Anthony Heng                  10,000
Tan Tian Hin Jerry            20,000

On June 1999, the Company issued 50,000 Common Shares for cash proceeds
of $112,500 to Lim Chai Huat.   This issuance was made pursuant to an
exemption from registration under Section 4(2) of the Securities Act of
1933.   The issuance was made to a sophisticated investor who had an ongoing relationship with the Company.

On June 28, 1999, the Company issued 250,000 Common Shares to Shenzhen Dragon Investments at $2.00 per share ($500,000) in relation to an agreement entered into by its wholly owned subsidiary, Tampa Bay
Investments, Limited.   These shares are currently held in escrow
pending completion of the acquisition of a China Telecommunications
Company.   This issuance was made pursuant to an exemption from
registration under Section 4(2) of the Securities Act of 1933.   The
issuance was made to sophisticated investors who had an ongoing relationship with the Company.

On June 28, 1999, the Company issued 624,000 Common Shares to William Ko and Tardjo Halim (312,000 each) as consideration for Mr. Ko and Tardjo Halim utilizing a portion of their shares as payment to unrelated third parties for services to be rendered to the Company. This issuance was made pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.   These issuances were made
to sophisticated investors who had an ongoing relationship with the Company.

On July 21, 1999, 500,000 Common Shares were issued to William Lai as partial payment on the possible acquisition of the Zhanjiang Casonic Electronic industrial Company Limited and Zhanjiang Kingstone Cable Enterprises Limited.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Belair Enterprises, Inc. Unaudited Balance Sheet dated July 31, 1999 Belair Enterprises, Inc. Unaudited Statement of Operations for the three months ended July 31, 1999 and 1998
Belair Enterprises, Inc. Unaudited Statement of Cash Flows for the three months ended July 31, 1999 and 1998
Belair Enterprises, Inc. Notes to Unaudited Consolidated Financial
Statements

Independent Auditor's Report dated October 18, 1999, except as to Note 6(e) which is as to November 18, 1999
  Consolidated Balance Sheets - April 30, 1999
Consolidated Statement of Operations for the year ended April 30, 1999 Consolidated Statement of Changes In Stockholders' Equity for the year ended April 30, 1999
Consolidated Statement of Cash Flows for the Year Ended April 30, 1999 Notes to Consolidated Financial Statements

Balance Sheet
July 199

Assets
  Current Assets
    Cash on Hand                                       $  1,408
    Accounts Receivable                                  55,000
    Advances to Bickmore Holdings                           500
    Interest Receivable                                       2
    Investment in South China Tele                      263,905
                                                      ---------
  Total Current Assets                                  320,815
                                                      ---------
Total Assets                                            320,815
                                                      =========

Liabilities
  Current Liabilities                                   160,318
                                                      ---------
Total Liabilities                                       160,318

Equity
  Shareholders' Equity
     Share Capital - Common Shares                        6,247
     Contributed surplus                              1,015,754
                                                     ----------
  Total Shareholders' equity                          1,022,001
  Retained Earnings                                    (738,437)
  Current Year Earnings                                (123,066)
                                                      ---------
Total Equity                                           $160,497
                                                      ---------
Total Liability and Equity                             $320,815
                                                      =========

Belair Enterprises, Inc.
Statement of Operations
Three Months Ended July 31, 1999 and 1998
(in U.S. Dollars)

                              1999                  1998

Income                        $0.00                $0.00

Cost of Sales                  0.00                 0.00
                             ------               ------
Gross Profit                  $0.00                 0.00

Expenses
  Consulting Fee            $34,000               30,000
  Bank Charges                   63                   45
  Exchange Gains/Losses         563                    -
  Legal & Accounting         69,143               10,000
  Payroll Wages              19,000                    -
                           --------              -------
Total Expenses             $123,068              $40,045
                           --------              -------
Operating Profit          ($123,068)            ($40.045)

Other Income
   Interest Income                2                    0
                          ---------             ---------
Net Profit/(Loss)         ($123,066)            ($40,045)
                           ========             ========

Belair Enterprises, Inc.
Statement of Cash Flow
Three Months Ended July 31, 1999 and 1998
(in U.S. Dollars)

                                         1999             1998

Operating Activities
   Net loss for the period              $(123,066)     $(40,045)
  Changes in noncash working
    capital balances
  Relating to operations
  Accounts receivable                     (55,000)
  Accounts payable                        177,143       15,100
                                        ---------      -------
Cash used in operating activities         (60,923)     (24,945)
                                        ---------      -------
Investment Activities
   Investment in Guangzhou South China
     Telecommunications Investment Co    (263,905)           -
                                        ---------    ---------
Cash used in investment activities       (263,905)           -

Financing Activities
  Common shares issued and allotted       325,000      41,500
                                         --------     -------
Cash provided by financing activities     325,000      41,500

Net increase in cash for the period           172      16,555
                                          -------      ------
Cash beginning of period                    1,236           -
                                          -------      ------
Cash end of period                          1,408      16,555
                                          -------      ------

BELAIR ENTERPRISES, INC.
(Incorporated under the laws of Nevada)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 1999
(In U.S. Dollars)

1.   INCORPORATION AND OPERATIONS

Belair Enterprises, Inc. ("Belair") was incorporated on May 12, 1998 in Nevada, U.S.A.

Belair is currently in the development stage and is proposing to engage in the telecommunications business. Subsequent to April 30, 1999, Belair entered into several agreements to develop its business in the telecommunications industry in the Peoples' Republic of China and South East Asia. (Note 6)


2.   CONSOLIDATED FINANANCIAL STATEMENTS

These consolidated financial statements include the accounts of the Belair and its wholly owned subsidiary, Bickmore Holdings Inc., a Commonwealth of the Bahamas company and Tampa Bay Investments Ltd., a British Virgin Islands company.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

Foreign currency translation

Monetary assets and liabilities are translated at the rate prevailing at the balance sheet date. Non monetary assets and liabilities are translated at the rates prevailing at the respective transaction date, revenue and expenses are translated at an average rate. Foreign currency gains and losses arising on translation are included in income.

Going Concern

These consolidated financial statements have been prepared on the basis of generally accepted accounting principles consolidated in Canada as applicable to a going concern which assume that Belair will realize its assets and discharge its liabilities in the normal course of business. Belair's ability to meet its obligations and develop and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.


Financial Instruments

The financial instruments of Belair consist of cash, short-term deposits, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that Belair is not exposed to significant currency or credit risks arising from these financial instruments. The fair values of these consolidated financial instruments approximate their carrying values, unless otherwise noted.

4.   SHARE CAPITAL

a)   Authorized:
30,000,000 common shares with par value of $0.001 each

b)   Issued or allotted:

                                            Number of       Total Share     Capital    Contributed
                                             Shares	           Proceeds   at Par Value     Surplus
                                                $                $              $            $
Issue of common shares on
 organization of company for
 cash proceeds                              1,500,000         1,500        1,500              -
Issue of common shares for
 cash proceeds                              4,000,000        40,000        4,000         36,000
Issue of common shares for
 cash proceeds                                 67,000       201,000           67        200,933
Issue of common shares for
 cash proceeds                                130,000       364,000          130        363,870
Allotted common shares
 for cash proceeds                             50,000       112,500           50        112,450
Issue of common shares
 For cash proceeds                            500,000       325,000          500        324,500
Issue of common shares
 For payment of factory
   Acquisitions                               500,000             -            -              -


Issue for Payment of South China
   Telecommunications                         250,000             -            -              -
Issue of common shares
   For restricted shares                      624,000             -            -              -
                                            ---------     ---------        -----      ---------
Subtotal                                    7,621,000     1,044,000        6,247      1,037,753
Less share issuance costs                                    (8,000)                     (8,000)
Less finders fee                                            (14,000)                    (14,000)
                                            ---------     ---------        -----      ---------
Balance - July 31, 1999                     7,621,000     1,022,000        6,247      1,015,753
</TABLE?                                            =========     =========        =====      =========


4.   RELATED PARTY TRANSACTIONS
a)   No related party transaction.


5. SUBSEQUENT EVENTS


a)   In September, 1999, a director lent Belair approximately $32,000.   The
loan is repayable on demand and bears interest at 8% per annum. The loan is convertible at the director's option into common shares of Belair at $0.60 per share.

b) Belair is currently negotiating a private placement to issue 10,000,000 common shares for cash proceeds of $0.50 per share (total $5,000,000), less a finders fee of approximately $300,000. As at October 31 , 1999, the private placement was not yet complete.

c) Belair is also anticipates having approximately $4,000,000 to $5,000,000 convertible debentures.

6.   YEAR 2000 ISSUE
Most entities depend on computerized systems and, therefore, are exposed to the Year 2000 conversion risk which, if not properly addressed, could effect the entity's ability to conduct normal business operations.
Management is addressing this issue; however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 issue effecting Belair and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on Belair's operations.




CONSOLIDATED FINANCIAL STATEMENTS
BELAIR ENTERPRISES, INC.

April 30, 1999

Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Difference
To:  The Shareholders of Belair Enterprises, Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 3 to the consolidated financial statements of Belair Enterprises, Inc. for the period from May
12, 1998 (date of incorporation) to April 30, 1998. Our report to the shareholders dated October18, 1999, except as to Note 6(e) which is as of November 18, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.


Vancouver, Canada
October 18, 1999,    Chartered Accountants
except as to Note 6(e) which
is as to November 18, 1999





AUDITORS REPORT

To:     The Shareholders of Belair Enterprises, Inc.

We have audited the consolidated balance sheet of Belair Enterprises, Inc.
as at April 30, 1999 and the consolidated statements of operations and deficit, and cash flows for the period from May 12, 1998 (date of incorporation) to April 30, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at April
30, 1999 and the results of its operations and the changes in its financial position for the period from May 12, 1998 (date of incorporation) to April 30, 1999 then ended in accordance with generally accepted accounting principles in Canada.


Vancouver, Canada
October 18, 1999,                                Chartered Accountants
except as to Note 6 (e) which is
as of November 18, 1999




BELAIR ENTERPRISES, INC.
(Incorporated under the laws of Nevada)

CONSOLIDATED BALANCE SHEET

As at April 30,
(In U.S. Dollars)
                                                   1999
                                                    $
ASSETS
Current
  Cash                                             1,236
  Accounts receivable                              1,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
  Accounts payable and accrued liabilities       45,444
                                                 ------
                                                 45,444
SHAREHOLDERS' EQUITY
  Share capital (note 4)                          5,747
  Contributed surplus (note 4)                  691,253
  Deficit                                      (740,706)
                                               --------
                                                (43,706)
                                               --------
                                                  1,738
                                                =======

Subsequent events (note 6)


See accompanying notes




BELAIR ENTERPRISES, INC.
(Incorporated under the laws of Nevada)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Period from May 12, 1998 (date of incorporation) to April 30, 1999
(In U.S. Dollars)

                                                   1999
                                                      $

EXPENSES
 Bank charges                                        3,410
 Consulting fees (note 5(a)-(e))                   356,720
 General and administrative                         15,905
 Other fee (note 5 (f))                            157,978
 Professional fees                                 162,730
 Travel                                             43,963
                                                  --------
                                                   740,706
                                                  ========
Net loss for the period and deficit,
   end of period                                  (740,706)
                                                  ========

Weighted average loss per share                   $   0.14
                                                  ========

See accompanying notes











BELAIR ENTERPRISES, INC.
(Incorporated under the laws of Nevada)
CONSOLIDATED STATEMENT OF CASH FLOW

Period from May 12, 1998 (date of incorporation) to April 30, 1999
(In U.S. Dollars)


                                                        1999
                                                          $

OPERATING ACTIVITIES
  Net loss for the year                               (740,706)
  Changes in non-cash working capital balances
  relating to operations
    Accounts receivable                                   (502)
    Accounts payable and accrued liabilities            45,444
                                                       -------
Cash used in operating activities                     (695,764)

FINANCING ACTIVITIES
 Common shares issued and allotted                     697,000
                                                       -------
Cash provided by financing activities                  697,000

Net increase in cash and cash, ended of period           1,236
                                                       =======
See accompanying notes





BELAIR ENTERPRISES, INC.
(Incorporated under the laws of Nevada)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 1999
(In U.S. Dollars)


1.   INCORPORATION AND OPERATIONS

Belair Enterprises, Inc. ("Belair") was incorporated on May 12,  1998 in
Nevada, U.S.A.

Belair is currently in the development stage and is proposing to engage in the telecommunications business. Subsequent to April 30, 1999, Belair entered into several agreements to develop its business in the telecommunications industry in the Peoples' Republic of China and South
East Asia. (Note 6 (a), (b) and (c)).


2.   CONSOLIDATED FINANANCIAL STATEMENTS

These consolidated financial statements include the accounts of Belair and its wholly owned subsidiary, Bickmore Holdings Inc., a Commonwealth of the Bahamas company.


3.   SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

Foreign currency translation

Monetary assets and liabilities are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the rates prevailing at the respective transaction date, revenue and expenses are translated at an average rate. Foreign currency gains and losses arising on translation are included in income.

Going Concern

These consolidated financial statements have been prepared on the basis of generally accepted accounting principles consolidated in Canada as applicable to a going concern which assume that Belair will realize its assets and discharge its liabilities in the normal course of business. Belair's ability to meet its obligations and develop and maintain its operations is contingent upon successful completion of additional financial arrangements and the continuing support of its creditors.


Financial Instruments

The financial instruments of Belair consist of cash, short-term deposits, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that Belair is not exposed to significant currency or credit risks arising from these financial instruments. The fair values of these consolidated financial instruments approximate their carrying values, unless otherwise noted.









BELAIR ENTERPRISES, INC.
(Incorporated under the laws of British Columbia)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 1999
(In U.S. Dollars)

4.   SHARE CAPITAL

a)   Authorized:

30,000,000 common shares with par value of $0.001 each

b)   Issued or allotted:

                                  Number of     Total      Share Capital     Contributed
                                    Shares     Proceeds     at Par Value       Surplus
                                      $            $               $             $
Issue of common shares on
 organization of company for
 cash proceeds                    1,500,000     1,500           1,500                 -
Issue of common shares for
 cash proceeds                    4,000,000    40,000           4,000            36,000
Issue of common shares for
 cash proceeds                       67,000   201,000              67           200,933
Issue of common shares for
 cash proceeds                      130,000   364,000             130           363,870
Allotted common shares
 for cash proceeds                   50,000   112,500              50           112,450

Subtotal                          5,747,000   719,000           5,747           713,253
Less share issuance costs                      (8,000)                           (8,000)
Less finders fee                              (14,000)                          (14,000)
                                 ----------   -------          ------           -------
Balance - April 30, 1999          5,747,000   697,000           5,747           691,253
                                 ==========   =======          ======           =======
The 50,000 common shares allotted at April 30, 1999 were issued on June 7,
1999.

a) Subsequent to April 30, 1999, Belair issued a total of 1,424,000 additional common shares as follows:

i) On June 28, 1999, 250,000 restricted common shares were issued at $2.00 per shares (total $500,000) as Earnst money as part of a potential investment (note 6 (a)).

ii) On June 13, 1999, Belair entered in to an agreement with a company in which the company would provide advertising services worth $100,000 in exchange for 133,333 free trading common shares and 133,333 restricted common shares. On July 19, 1999, 50,000 of the restricted common shares were issued for the equivalent of $18,750 of services. These shares are restricted from trading for one year from date of issuance. Of the remaining 216,666 common shares to be issued a portion has been issued from the 520,000 shares as discussed in note 4(c)(iii).

iii) On June 28, 1999, two individuals exchanged 260,000 free trading shares (total 520,000 shares) on a 1.2 basis for 312,000 restricted trading shares (total 624,000 shares). One of these individuals is a director of the company. Belair transferred the 520,000 free trading shares to an individual who subsequently became a director of Belair, to exchange the free trading shares for services provided to Belair.
Management has advised that none of these services were in connection with the offer or sale of securities in a capital raising transaction. As at October 18, 1999, a portion of these free trading shares had been sold or reissued to various companies and individuals (see note 4(c) (iii)).

   iv) On July 21, 1999, 500,000 restricted common shares were issued as partial payment on the possible acquisition of the Zhanjang Casonic
Electronic Industrial Company Limited and Zhanjiang Kingstone Cable
Enterprises Limited (note 6(b) and 6(c)) at $0.65 per share. The shares are restricted from trading for one year from date of issuance. The shares are not refundable should the acquisition not be completed.


a) Subsequent to April 30, 1999, Belair allotted 500,000 common shares to an individual who is connected with the Zhangjiang Casonic Electronic
Industrial Company Limited and Zhangjiang Kingstone Cable Enterprises
Limited for cash proceeds of $0.65 per share (total $325,000). As at October 18, 1999, these shares had not been issued.


b)   Stock Options (note 5 (c) and (d).

5.   RELATED PARTY TRANSACTIONS

a)   On May 12, 1998, Belair entered into a management contract with Joist
Management Ltd. under which Joist Management Ltd. would provide administrative and general office services to Belair at a rate of $10,000 per month until May 31, 1999, unless terminated with 5 days notice by either party. Current management believes none of the shareholders, directors or officers of Joist Management Ltd. are shareholders of Belair.
In November 1998, the contract was terminated. Belair paid a total of $120,000 to Joist Management Ltd. from May 1998 to November 1998 for its management services.

b) In November 1998, Belair paid consulting fees totalling $97,500 to two shareholders.

c) During the year, Belair was charged $36,000 for management services by a director of the company, of which $9,000 was payable at year-end. In
July 1999, Belair entered into an employment contract with this individual to continue providing services to Belair for a minimum of $143,000 per annum for five year. The contract may be terminated by either party with 6 months notice. Under the terms of employment, the director is entitled to 500,000 stock options annually for 5 years. These options are exercisable at $0.50 per share. The option to acquire shares if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

d) During the year, Belair was charged $32,000 for management services by a shareholder of the company, of which $8,000 was payable at year end.
In July 1999, Belair entered into an employment agreement with this individual to continue providing management services to Belair for a minimum of $104,000 per annum for five years. The contract may be terminated by either party with 6 months notice. Under the terms of employment, the shareholder is entitled to 500,000 stock options annually for 5 years. These options are exercisable at $0.50 per share. The option to acquire shares if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

e) During the year, Belair paid a consulting fee of $50,000 to a company with common shareholders and directors.

f) During the year, Belair reimbursement $157,978 to one of its directors which he paid to several individuals for undetermined services on the request of the prior management. The director believes that these individuals may be related to prior management or be connected to Joist
Management Ltd. (see Note 5(a)).

g)   On April 30, 1999, Belair purchased 100% of Bickmore  Holdings Inc.
from a relative of a director of Belair for $1.  Bickmore Holdings Inc.
did not have any assets, liabilities, revenue or expenses as at April 30, 1999.

h) On November 10, 1998, Belair entered into an agreement with a company controlled by an individual who became a director of Belair on July 21, 1999. Under this agreement, the company would provide sources of corporate financing to Belair in exchange for the payment of finders fees on the successful completion of any financing transactions this company bring in. The agreement terminates on December 31, 1999.

6.   SUBSEQUENT EVENTS

a)   In May 1999, Belair incorporated a wholly owned subsidiary, Tampa Bay
Investments Limited, a British Virgin Island company. In August 1999 Belair entered into an agreement through Tampa Bay Investments Limited, to acquire a 49% interest for $11,500,000, with an option to acquire a further 2% interest for no more than $1,500,000, in a China telecommunications company. The agreement does not have a specific closing date as a number of conditions must first be completed. On June 28, 1999 Belair issued 250,000 restricted common shares at $2 per share (total $500,000) as Earnst money under the agreement. These shares are currently held in safe keeping by Belair's lawyers. Should the investment not be completed, the Earnst money is fully refundable.

Belair also has advanced $315,000 to October 18, 1999 as partial payment on the investment. Should the investment not be completes, the $315,000 is fully refundable.


In addition, Belair management anticipates paying a finders fee on the completion of the agreement to a maximum of $2,000,000. Management maintains that no agreement exists regarding this possible finders fee.
Belair management also anticipates paying an additional $10,000,000 in common shares at a price in the range of $2.00 to $2.50 per share and may also lend the China telecommunication company $3,000,000 at unknown terms.
The terms of both the finders fees, additional $10,000,000 common shares and $3,000,000 loan are still under negotiations. Management of Belair maintains that both the additional $10,000,000 in common shares and the $3,000,000 loan form an integral part of Belair's ability to complete the original agreement to purchase the 49% interest in the company and the original agreement will not be completed until these additional items are resolved.

b) In June 1999, Belair entered into an agreement to purchase 60% of Zhanjiang Casonic Electronic Industrial Company Limited, a telephone manufacturing company in Zhanjiang, China, for approximately $4,390,000.
Belair has completed its due diligence and consequently is in the process of negotiating an adjustment to the purchase price. The agreement was to be completed by September 30, 1999 but has been verbally extended indefinitely.

c) In June 1999, Belair entered into an agreement subject to certain conditions to purchase 60% of Zhanjiang Kingstone Cable Enterprises Limited, a cable manufacturing company in Zhanjiang, China, for approximately
$3,500,000. Belair has completed its due diligence and consequently is in the process of negotiating a reduction of the purchase price. The agreement was to be completed by September 30, 1999 but has been verbally extended indefinitely.

d)   In September, 1999, a director lent Belair approximately $32,000.   The
loan is repayable on demand and bears interest at 8% per annum. The loan is convertible at the director's option into common shares of Belair at $0.60 per share.

e) On November 18, 1999, Belair released a news report that Belair had finalized a Memorandum of Intent pending both shareholders and directors approval, for Southland Financial, Inc. ("Southland") to acquire Belair and its telecommunications assets in the People's Republic of China in exchange for Southland shares. A formal agreement has not been finalized.

7.   YEAR 2000 ISSUE
Most entities depend on computerized systems and, therefore, are exposed to the Year 2000 conversion risk which, if not properly addressed, could effect the entity's ability to conduct normal business operations.
Management is addressing this issue; however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 issue effecting Belair and those with whom it deals such as customers, suppliers or other third parties, will be fully resolved without adverse impact on Belair's operations.





                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Charter and By-Laws
(4)  Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1)    Articles of Incorporation
(3.2)    Bylaws
(4)      Common Stock Certificate
(10)    Agreement between Kartek International Holdings Limited,
        Zhanjiang Post Bureau, Zhanjiang Telecommunications Bureau
        and Bickmore Holdings, Inc. dated June 22, 1999.
(27)     Financial Data Schedule

















                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Belair Enterprises, Inc., Inc.

Date: January 6, 1999                /s/ William W.M. Ko
                                       -------------------------
                                       By: William W.N. Ko, President

